SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Tenneco Inc.
(Name of Issuer)

Class A Voting Common Stock, par value $0.01 per share
(Title of Class of Securities)

880349105
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 880349105

1 NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3  SEC USE ONLY

4 SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8  SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14 TYPE OF REPORTING PERSON
CO

(1)	See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3  SEC USE ONLY

4 SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
 7,114,774

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 7,114,774

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7,114,774

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.68%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8  SHARED VOTING POWER
 7,114,774

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 7,114,774

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7,114,774

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.68%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 7,114,774

9  SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 7,114,774

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7,114,774

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.68%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
0

8 SHARED VOTING POWER
 7,114,774

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 7,114,774

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7,114,774

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.68%

14  TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 24 to the Schedule 13D relating to the shares of Class A Voting Common Stock, par value $0.01 per share (the “Class A Common Stock”), issued by Tenneco Inc. (the “Issuer” or “Tenneco”), and hereby amends the Schedule 13D (the “Schedule 13D”), which was initially filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2018, and previously amended, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Persons beneficially own, in the aggregate, 7,114,774 shares of Class A Common Stock, representing 9.68% of the Issuer’s outstanding Class A Common Stock (based upon the 66,691,296 shares of Class A Common Stock reported by the Issuer to the Reporting Persons to be outstanding as of March 9, 2021, plus the 6,774,000 shares of Class A Common Stock to be issued to the Reporting Persons upon the conversion of outstanding shares of Class B Common Stock as of March 9, 2021, as disclosed by the Reporting Persons in Amendment No. 22 to this Schedule 13D, filed with the SEC on March 10, 2021). In addition, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,479,363 shares of Class B Common Stock, representing 100% of the Issuer’s outstanding Class B Common Stock (based upon the 15,253,3634 shares of Class B Common Stock stated to be outstanding as of February 22, 2021 by the Issuer in its Form 10-K filed with the SEC on February 24, 2021, minus the 6,774,000 shares of Class B Common Stock that were converted into shares of Class A Common Stock as of March 9, 2021, as disclosed by the Reporting Persons in Amendment No. 22 to this Schedule 13D, filed with the SEC on March 10, 2021).

(b)  Icahn Enterprises Holdings may be deemed to have sole voting power and sole dispositive power with regard to 7,114,774 shares of Class A Common Stock and 5,403,700 shares of Class B Common Stock, and each of Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such shares. AEP may be deemed to have sole voting power and sole dispositive power with regard to 0 shares of Class A Common Stock and 3,075,663 shares of Class B Common Stock, and each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Item 5(c) of the Schedule 13D is hereby amended by adding the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as otherwise noted below, all such transactions were sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Icahn Enterprises Holdings L.P.	03/15/2021	(878,307)	$12.77
Icahn Enterprises Holdings L.P.	03/16/2021	(276,428)	$12.23
Icahn Enterprises Holdings L.P.	03/17/2021	(844,960)	$12.17

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2021

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Executive Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 24 to Schedule 13D - Tenneco Inc.]